Revised Offer for Allergan

June 2, 2014

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant Pharmaceuticals International, Inc.’s (“Valeant”) offer to acquire Allergan, Inc. (“Allergan”), business development activities, including the timing of closing pending transactions, clinical results and timing of development products, peak sales of products and its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to: the ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant; if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies; the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans; the effects of governmental regulation on our business or potential business combination transaction; ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis; our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets; the impact of competition from other market participants; the development and commercialization of new products; the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets; our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

More Information

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities and no tender or exchange offer for the shares of Allergan has commenced at this time. This communication relates to a proposal which Valeant has made for a business combination transaction with Allergan. In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if a negotiated transaction is agreed, Allergan) may file one or more registration statements, proxy statements, tender or exchange offer documents or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus, tender or exchange offer document or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY

HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT,

PROSPECTUS, TENDER OR EXCHANGE OFFER DOCUMENTS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or definitive tender or exchange offer documents (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

Non-GAAP Information

To supplement the financial measures prepared in accordance with U.S. generally accepted accounting principles (GAAP), the company uses non-GAAP financial measures that exclude certain items, such as amortization of inventory step-up, amortization of alliance product assets & property, plant and equipment step up, stock-based compensation step-up, contingent consideration fair value adjustments, restructuring, acquisition-related and other costs, In-process research and development, impairments and other charges, (“IPR&D”), legal settlements outside the ordinary course of business, the impact of currency fluctuations, amortization including intangible asset impairments and other non-cash charges, amortization and write-down of deferred financing costs, debt discounts and ASC 470-20 (FSP APB 14-1) interest, loss on extinguishment of debt, (gain) loss on assets sold/held for sale/impairment, net, (gain) loss on investments, net, and adjusts tax expense to cash taxes. Management uses non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. By disclosing non-GAAP financial measures, management intends to provide investors with a meaningful, consistent comparison of the company’s core operating results and trends for the periods presented. Non-GAAP financial measures are not prepared in accordance with GAAP. Therefore, the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP.

Recent Conversations With Shareholders

Pershing Square attended two in-person meetings on Thursday Long-Only meeting

10 investors

Six of the top 10 non-index investors representing ~29% Hedge Fund and arbitrageurs’ meeting

34 investors

What 6 of the Top 10 Allergan Shareholders Said On Thursday

Shareholders believe that the proposed merger is highly strategic and creates enormous shareholder value Shareholders believe that Valeant’s stock is valuable currency; many investors we met with own Valeant stock Shareholders are extremely disappointed with how Allergan has handled the process and how they have attacked Valeant’s business When we suggested shareholders share their concerns with Allergan, they responded that Allergan management was not willing to listen

What Allergan’s Largest Shareholders Said On Thursday

Shareholders wanted $180 of value, without assuming an increase in Valeant’s stock price Shareholders believe that Valeant’s stock price will increase once the transaction probability increases and the deal ultimately closes Shareholders wanted to understand a path to completion if Allergan continues to stand in the way

Pershing Square’s Response to Allergan Shareholders’ Feedback

On Friday morning, Pershing Square, acting in the interest of Allergan shareholders, approached Valeant to improve the transaction’s terms

Pershing Square offered to contribute significant value to the transaction if Valeant would increase its offer immediately Based on Friday’s close, Pershing Square agreed to receive $160.94 per Allergan share, versus $180.90 for other shareholders Pershing Square committed, contingent on Valeant improving the terms of the transaction, to contribute enormous value to the transaction

~$600mm of immediate value contribution

100% all stock election, not subject to proration, increasing cash available to other shareholders by $6.65 per share Valeant’s board considered our proposal and agreed to revise the terms of the transaction

Pershing Square’s Response to Allergan Shareholders’ Feedback

Revised path forward

Overwhelming shareholder support for the transaction removes the need for a referendum Today, Pershing Square is launching the Special Meeting solicitation process Valeant is preparing to launch an exchange offer

Special Meeting Timeline

June 2nd: Preliminary proxy filed with SEC June 12th – June 22nd: SEC comment period (10 – 20 days) June 14th – June 24th: Proxy materials printed (2 days) June 16th – June 26th: Proxy materials mailed (2 days) June 30th – July 24th: Special Meeting solicitation and delivery of 25+% support to company (2 to 4 weeks); contemporaneously, file Special Meeting proxy with SEC (10 – 20 day comment period) July 7th – July 31st: Company confirms solicitation is compliant (1 week)

Special Meeting Date

We believe the earliest date allowing for shareholders to properly consider the Special Meeting proxy would be one month after the company confirms our solicitation: Aug 7th – Sept 1st The company can delay the Special Meeting up to 120 days, a delay of up to Nov. 4th - Nov. 28th

Special Meeting

At the Special Meeting, shareholders can vote to remove Allergan directors Pershing Square intends to propose to remove a majority or more of the board, which we will replace with new candidates If the Allergan board refuses to appoint these new directors, shareholders of 10% or more can seek a summary election under Delaware General Corporation Law § 223 (c)

§ 223 (c) provides in relevant part:

“If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the voting stock . . . summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office . . . ”

How Some Large Shareholders Are Thinking About The Transaction

Valeant’s revised proposal offers substantial value to Allergan shareholders and is highly superior to Allergan’s standalone value

What Valeant’s proposal offers:

$72 of cash per share $9.01 of Valeant 2014 earnings per AGN share1 + DARPin CVR

Or, if $72 of cash is reinvested in additional VRX shares at $131/share:

$14.97 of Valeant 2014 earnings per AGN share2 + DARPin CVR

What standalone AGN offers:

$0 cash 2014 EPS Guidance = $5.69

2.6 X in earnings per AGN share

1 $9.01= .83 x 10.85 2014 Pro Forma VRX EPS

2

$14.97 = 1.38 x 10.85 2014 Pro Forma VRX EPS

Pershing Square’s Stock Election

Demonstrates Confidence in the Transaction

Valued at Valeant’s May 30th closing price, Pershing Square’s all-stock election is worth $19.96 per share less than the cash and stock proposal offered to other Allergan shareholders

Equity Consideration Calculation

Valeant Per Share Per Share Exchange

Stock X = Equity + Cash = Total Ratio Price Consideration Consideration

Cash + .83 = $108.90 $72 = $180.90 $131 X +

Stock

Pershing

Square $131 X 1.22659 = $160.94 + $0 = $160.94

All-Stock

Ratio of the May 29th closing stock prices of Valeant and Allergan

Pershing Square’s election is worth a substantial discount to the cash & stock proposal offered to other investors 11

Pershing Square’s Stock Election

Demonstrates Confidence in the Transaction

If Valeant’s stock trades for $180 at the close of the transaction, Pershing Square’s all-stock election will be as valuable as the cash and stock proposal offered to other shareholders

Equity Consideration Calculation

Valeant Per Share Per Share Exchange

Stock X = Equity + Cash = Total Ratio Price Consideration Consideration

Cash + .83 = $149 $72 = $221 $180 X +

Stock

Pershing

Square $180 X 1.22659 = $221 + $0 = $221

All-Stock

$10.85 x 16.8 p/e = $182 per share

Pro-Forma 2014 EPS = $10.851

Blended Unaffected 2014 P/E Multiple = 16.8x2

1Source = Management estimate Valeant June 2nd presentation, 2Source = Management estimate Valeant May 28th presentation

Pershing Square’s stock election is worth the same as the cash & stock proposal offered to other investors

Rather than seeking to delay the inevitable, Allergan’s board should negotiate with Valeant immediately

Importantly, an accelerated timeline also reduces uncertainty for Allergan employees, customers, and shareholders

Revised Proposal

Cash of $72.00 per share

0.83 Shares of Valeant stock

Remain willing to add Contingent Value Right for DARPin of up to $25.00 per share in value if Allergan Board of Directors is prepared to sit down and discuss

Open to negotiation on details of the structure

Open to other alternatives, i.e. sale where all proceeds would go to Allergan shareholders

Pershing Square will take all stock and receive less consideration

Allows Valeant to offer more cash to other Allergan shareholders

Pershing Square has confidence that VRX will be re-rated to at least $180/share

Financial Impact

New Valeant Pro Forma Cash EPS

Assumes the transaction closed and full synergies realized on January 1, 2014

Cash EPS Accretion relative to standalone Valeant ~25% , Pro Forma 2014 Cash EPS: $10.69 - $11.00

Net Debt

Total net debt of ~$34 billion at closing; expected net leverage of

~3.7x

Ownership

Current Allergan shareholders to own 44% of combined company

Value of an Allergan Share:

Allergan Standalone vs. Valeant Proposal

Stand-alone Allergan

$120.13 to $122.05 per share based on 21.3x 2014 P/E multiple1 to recently revised EPS guidance

Premium to unaffected price: 3.0% to 4.6%

Valeant Proposal

“See-through” value as of Friday, May 30th’s close is $180.90

Cash EPS Accretion relative to standalone Valeant: ~25%

Pro Forma Cash EPS of $10.69 - $11.00

If New Valeant trades at a blended multiple of 16.8x1

Total value per Allergan share of $221.06 - $225.38 plus the value of the CVR

Premium to unaffected1 price: 89.5% - 93.2% plus the value of the CVR

1. Based on the unaffected prices as of April 10th, 2014 the day before Pershing Square crossed the 5% Schedule 13D ownership level and commenced its rapid accumulation program 16 Source for analyst consensus: FactSet

Next Steps - Valeant

We will continue to run our business

We will continue to talk to / listen to all shareholders – both Allergan and Valeant

We remain ready to sit down with Allergan at any time

Merger agreement could be signed within one week

We are taking steps to launch exchange offer and fulfill the additional conditions to close the transaction

Preparing registration statement and additional exchange offer documents for anticipated filing with the SEC in 2-3 weeks

Intend to commence exchange offer upon filing with SEC

Intend to contemporaneously file proxy statement for special meeting of Valeant shareholders to approve the issuance of our shares

Intend to make required antitrust filings for clearance

Revised Offer for Allergan

June 2, 2014